Exhibit 3(i)(A)



                              ARTICLES OF AMENDMENT
                                     TO THE
                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                         AND ARTICLES OF REDOMESTICATION
                                       OF
                       GLENBROOK LIFE AND ANNUITY COMPANY


     Pursuant to Arizona Revised Statutes,  Section 20-707,  Section 10-1003 and
Section 10-1006, Glenbrook Life and Annuity Company, an Arizona corporation, hereby amends the Amended and Restated Articles of Incorporation and Articles of Redomestication {"Articles of Incorporation"} as follows:

1.   The name of the corporation is:

                  Glenbrook Life and Annuity Company

2. Amendment to Article VI of the Articles of Incorporation shall increase the authorized capital of the corporation to $5,000,000. The number of shares of voting common stock shall be increased to 10,000. Text of Article VI shall read as follows:

                                   ARTICLE VI

     The authorized capital of the corporation shall be $5,000,000, and shall consist of 10,000 shares of voting common stock with a par value of $500.00 per share. No holders of stock of the corporation shall have any preferential right to subscription to any securities convertible into shares of stock of the corporation, nor any right of subscription to any thereof other than such, if any, as the Board of Directors in its discretion may determine, and at such price as the Board of Directors in its discretion may fix; and any shares or convertible securities which the Board of Directors may determine to offer for subscription to the holders of stock at the time existing.

     Nothing herein contained shall be construed as prohibiting the corporation from issuing any shares of authorized but unissued common stock for such consideration as the Board of Directors may determine, provided such issuance is approved by the shareholders of the corporation by a majority of the votes entitled to be cast at any annual or special meeting of shareholders called for that purpose. No such authorized but unissued stock may, however, be issued to the shareholders of the corporation by way of a stock dividend, split-up or in any other manner of distribution unless the same ratable stock dividend, stock split-up or other distribution be declared or made in voting common stock to the holder of such voting common stock at the time outstanding. Each holder of common stock shall be entitled to participate share for share in any cash dividends which may be declared form time to time on the common stock of the corporation by the Board of Directors and to receive pro rata the net assets of the corporation on liquidation.

3.   The Amendment was adopted by the Board of Directors on October 20, 1999.

4. The Amendment was approved by the sole shareholder of the corporation on October 20, 1999 as follows:

         Shares Outstanding: 10,000

         Shareholder votes for Amendment:  1

         Shareholder votes against Amendment: 0


     IN WITNESS WHEREOF, I hereunto affix my signature to these Articles of Amendment as of the 20th day of October, 1999.


                                            Glenbrook Life and Annuity Company




                                            Thomas J. Wilson, II
                                            President


Attest:




Michael J. Velotta
Secretary